January 24, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Karen J. Garnett

Re:	American Realty Capital Trust, Inc.
SEC#333-145949
CIK#0001410997
Response to January 23, 2008 comment letter

Dear Ms. Garnett:

This firm represents American Realty Capital Trust, Inc. (the “Company” or “Firm”) in connection with its application for registration under the Securities Act of 1933. In furtherance thereof, we are submitting this letter to respond to the comments and requests in your letter, dated January 23, 2008 (the “Comment Letter”) and to indicate the changes that have been made in Amendment No. 5 to the Registration Statement (“Amendment No. 4”) that was filed on January 23, 2008 with the SEC. Five clean courtesy copies of Amendment No. 5 (without exhibits), five clean copies of the exhibits that have been revised, and five marked copies of Amendment No. 5 (without exhibits) are enclosed for your reference. The marked copies show the changes between the Amendment No. 4 to the Registration Statement (“Amendment No. 4”) and Amendment No. 5.

In addition, the Company requests acceleration of the effective date of the pending registration statement in the attached acceleration request letter, dated January 24, 2008 (Attachment No. 1).

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Comment Letter. For your convenience, your comments are set forth in italics in this letter, followed by the Company’s responses. The page numbers referred to in your comments track the page numbers in Amendment No. 4, and the page numbers referred to in the Company’s responses track the page numbers in Amendment No. 5.

January 24, 2008

The revisions to the Registration Statement in Amendment No. 5 incorporate the comments and requests in your Comment Letter, as well as comments from the states and internal revisions.

1. Please file the consents of the individuals who will be named independent directors.
Refer to Rule 438 of Regulation C.

RESPONSE:

The independent directors were appointed to the board on January 22, 2008 and have signed the signature page of the S-11.

2. Exhibit 5 - Opinion of Proskauer Rose LLP
We note that you have provided a revised opinion that covers the options being registered on this registration statement. Counsel must opine that the options are binding obligations under the state contract law governing the option agreement, which in this case appears to be Maryland law. We note, however, that Proskauer Rose has limited its opinion to federal law. Please provide a revised opinion that opines on the appropriate law. If Proskauer Rose intends to rely on the opinion of Venable, please provide a revised opinion for Venable that addresses the legality of the options. In addition, please ensure that the first paragraph of the Proskauer Rose opinion includes a reference to the options being registered.

RESPONSE:

Both of the opinions of Proskauer Rose LLP and Venable LLP, Exhibits 5 and 5.1, respectively, have been revised pursuant to comment #2 above.

January 24, 2008

ATTACHMENT NO. 1

AMERICAN REALTY CAPITAL

405 PARK AVENUE, 6TH FLOOR, NEW YORK, NY 10022
T: (212) 415-6500 F: (212) 421-5799
WWW.ARLCAP.COM

January 24, 2008

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Karen J. Garnett

Re:	American Realty Capital Trust, Inc.
Registration Statement on Form S-11
File No. 333-145949

Dear Ms. Garnett:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, American Realty Capital Trust, Inc. (the "Company") hereby requests acceleration of the effective date of the above-captioned Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on January 24, 2008, or as soon thereafter as practicable, or at such later time as may be orally requested.

The Company acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A

Very truly yours,

AMERICAN REALTY CAPITAL TRUST, INC

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch
Chief Executive Officer and President

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